

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2026

Thomas H. Shortt
Chief Executive Officer
Vroom, Inc.
4700 Mercantile Dr.
Fort Worth, TX 76137

> **Re: Vroom, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2026**
> **File No. 333-295941**

Dear Thomas H. Shortt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services